                                                                                  _______________________
                                                                                  Two Peachtree Pointe
                                                                                  1555 Peachtree Street, N.E.
                                                                                  Atlanta, Georgia  30309

                                                                                  404-892-0896
                                                                                  www.invesco.com

August 30, 2012

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Invesco Ltd.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011
FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2012
RESPONSE LETTER DATED JULY 17, 2012
FILE NUMBER: 1-13908

Dear Mr. Decker:

This letter sets forth the request of Invesco Ltd. (the “Company”) for an extension until October 12, 2012 of the deadline for our response to your comment letter, dated August 28, 2012, relating to the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2012, the Form 10-Q of the Company for the period ended March 31, 2012, filed with the Commission on May 2, 2012, and the Response Letter filed with the Commission on July 17, 2012.

The Company would like to respond to the Commission's comment letter by October 12, 2012. We believe that this additional time is needed to internally discuss and agree upon the Company's responses to your comments and disclosures that will be included in the Form 10-Q for the period ended September 30, 2012.

If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970.

Very truly yours, /s/ Loren M. Starr
Loren M. Starr
Chief Financial Officer

cc:           Ernst & Young LLP